Exhibit 2.3

Filed

July 13, 1999

Secretary of State

Tallahassee, Florida

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF

Eastern Pacific Energy Corporation

Pursuant to the provisions of Section 607.1006, Florida Statutes, this corporation adopts the following articles of amendment to its articles of incorporation:

FIRST:	Amendment(s) adopted:

The name of the corporation shall be changed and do business as UTILISOURCE CORPORATION.

SECOND:	If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows.

THIRD:
The date of each amendment's adoption.

July 7, 1999:

FOURTH:	Adoption of Amendment(S):

The amendment was adopted by the board of directors without shareholder action and shareholder action was not required.

Signed this 7th day of July 1999.

Signature: /s/ James P. Lezie
James P. Lezie, Chief Executive officer